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                                                                   RAI
                                                          Resource America, Inc.



                              FOR IMMEDIATE RELEASE
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Contact: Pamela Schreiber
         Investor Relations
         Resource America, Inc.
         1521 Locust St. - 5th Floor
         Philadelphia, PA 19102
         (215) 546-5005
         (215) 546-5388 (facsimile)

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                        Resource America, Inc. Announces
                          Commencement of Dutch Auction


Philadelphia, PA-September 26, 2000- Resource America, Inc.(Nasdaq-REXI)(the "Company") announced today that it has commenced a "Dutch Auction" tender offer for up to 5 million shares, or approximately 21% of its outstanding common stock. Under terms of the offer, the Company will invite shareholders to tender their shares at prices specified by the tendering shareholders at a purchase price not in excess of $11.00 nor less than $9.00 per share.

The tender offer is being commenced today, September 26, 2000 and will expire at 12:00 midnight, Eastern Standard Time, on October 24, 2000, unless extended by the Company.

Resource America, Inc. will select the lowest single per-share purchase price that will allow it to buy 5 million shares or, if a lesser number of shares is properly tendered, all shares that are properly tendered and not withdrawn. If the offer is over-subscribed, Resource America, Inc. will purchase first from shareholders owning fewer than 100 shares and tendering all of such shares at or below the purchase price determined by the Company and then from all other shareholders tendering at or below such purchase price on a pro rata basis. The tender offer will not be conditioned on any minimum number of shares being tendered.
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Neither the Company nor its Board of Directors is making any recommendation to shareholders as to whether to tender or refrain from tendering their shares or as to the purchase price on any tender. Each shareholder must make his or her own decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered. The Company has been advised that none of its directors or executive officers intends to tender any shares pursuant to the offer. Friedman, Billings Ramsey and Co., Inc. will act as Dealer Manager and D.F. King and Co., Inc. will act as Information Agent.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES OF RESOURCE AMERICA'S COMMON STOCK. THE SOLICITATION OF OFFERS TO BUY RESOURCE AMERICA'S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT RESOURCE AMERICA WILL SEND TO ITS SHAREHOLDERS. SHAREHOLDERS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS THAT THE COMPANY WILL BE SENDING OUT SHORTLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING VARIOUS TERMS AND CONDITIONS OF THE OFFER. SHAREHOLDERS CAN OBTAIN COPIES OF THE OFFER TO PURCHASE AND RELATED MATERIALS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITHOUT CHARGE AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM OUR INFORMATION AGENT, D.F.KING AND CO. INC., AT 77 WATER STREET, NEW YORK, N.Y. 10005, TELEPHONE: (800) 758-5880. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Resource America, Inc. operates businesses in energy, energy technology, and real estate finance.

Statements made in this release include forward-looking statements, which involve substantial risks and uncertainties. The Company's actual results, performance or achievements could differ materially from those expressed or implied in this release.